August 9, 2010

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: SEC Staff Comment Letter dated July 22, 2010 – Akorn, Inc.

Dear Mr. Riedler,

The following are our responses to the staff’s comment letter of July 22, 2010 regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, DEF 14A filed April 30, 2010, and Form 10-Q for the Quarter Ended March 31, 2010.  For your convenience, the full text of each of the staff’s comments is set forth below, and the Company’s response to each follows:

Form 10-K for the Fiscal Year Ended December 31, 2009

Patents, Trademarks and Proprietary Rights, page 6

1.	Please disclose the products covered by each material patent and the expiration of all material patents.

Response:
Although we have indicated in our Form 10-K for the Fiscal Year Ended December 31, 2009, that we have seven U.S. patents and one international patent pending, such patents are not material.  None of the mentioned patents or the patent pending relates to products that we are actively selling that generate material revenues or is otherwise important to the Company’s future profitability. For these reasons, we have not disclosed the expiration dates or any additional information regarding these patents or the patent pending.

Item 2:  Properties, page 17

2.
Please file a copy of the sublease agreement with EJ Financial and the lease agreement relating to the leased space in Skokie, Illinois.  Alternatively, please provide your analysis as to why each agreement is not required to be filed.

Response:
The Company does not believe it is required to file a copy of the lease agreement relating to the leased space in Skokie, Illinois, because the agreement was entered into in the ordinary course and is insignificant in amount. The space is leased from an unaffiliated third party at an amount of approximately $225,000 per year and is utilized in connection with our research and development efforts.  On this basis, the amount of the annual rent is clearly immaterial to a company with $76 million in annual revenues.  Therefore, the agreement does not need to be filed as an exhibit.

In addition, the Company does not believe it is required to file a copy of the sublease agreement between the Company and EJ Financial because it is immaterial in amount and significance.  In this regard, we note that Item 601(b)10)(A), by its terms, states that an agreement does not need to be filed if is immaterial in amount or significance. This means that either immateriality in amount or immateriality in significance would permit the contract not to be filed.

The agreement is clearly immaterial in amount, as it only relates to the sublease of approximately 4,100 square feet of the 34,000 square feet of office space in Lake Forest, Illinois, at a rent of less than $120,000 per year.  Thus, it is below the materiality threshold for purposes of S-K Item 404(a).  Moreover, the question of whether a contract is “immaterial in amount” for purposes of Item 601(b)(10)(ii) should be based on an ordinary test of materiality, i.e., whether there is a substantial likelihood that a reasonable investor would consider it important.  On this basis, the receipt of sublease payments in amounts less than $120,000 per year through the term of the sublease is clearly immaterial to a company with $76 million in annual revenues.  Therefore, the agreement does not need to be filed as an exhibit.

Even if the Staff were to disagree with our conclusion regarding immateriality as to amount, we believe the agreement is also immaterial as to significance.  First, it only involves administrative office space. Second, it has no significance to the Company’s operations.  Third, payments made under the sublease do not have any meaningful impact on the Company’s results of operations, liquidity or financial condition. Finally, the space is subleased to EJ Financial at the same price per square foot as the landlord leases the space to the Company.

In addition, the absence of any special terms or benefits to the sublessee would make the contract not material to a reasonable investor and should therefore render the agreement immaterial in significance. This conclusion provides yet another reason to conclude that the agreement does not need to be filed as an exhibit.

DEF 14A filed April 30, 2010

General

3.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:
In early 2010, the Compensation Committee worked with the Company’s Human Resources Department, management team and a third-party compensation consultant when the Committee considered any risks that could be associated with the Company’s compensation programs and practices relative to executive management as well as non-executive employees.  These programs include base compensation, cash incentive compensation based on individual and Company-based performance measures, as well as equity awards under the Company’s stock option plan.  Given the discretionary nature of the compensation programs, and after consultation with the consultant, the Committee has determined that the Company's compensation programs do not promote behavior that would likely create material risk for the company.

Executive Compensation and Other Information
Compensation Discussion and Analysis
Components of Compensation, Performance-Based Annual Bonus, page 29

4.
We note your statement that you did not formalize MBOs for 2009 and did not pay any performance-based annual bonuses for 2009.  We note further that in prior years and for 2010, determinations of performance-based annual bonuses were or will be based upon evaluation of individual and corporate performance measures set by the compensation committee pursuant to the annual MBO program.  Please confirm that your 2011 proxy statement will include disclosure of the basis for the compensation committee’s determination of performance-based annual bonus payouts.  Please confirm such discussion will include the following:

a.
The individual and corporate performance measures applicable to each named executive officer and used to determine their annual bonuses and how each measure was weighted, if applicable.  To the extent that any of the performance measures were quantitative, your disclosure should also be quantitative.

b.	The threshold, target, and maximum levels of achievement of each performance measure, if applicable.

c.	The intended relationship between the level of achievement of corporate and individual performance and the amount of bonus to be awarded.

d.	The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance applicable to them.

e.	Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

Response:
We confirm that we will disclose in our 2011 proxy statement the appropriate basis for the Compensation Committee’s determination of performance-based annual bonus payouts.  Further, to the extent material, we will include in our 2011 proxy statement discussion of the following:

The individual and corporate performance measures applicable to each named executive officer and used to determine their annual bonuses and how each measure was weighted, if applicable.  To the extent that any of the performance measures were quantitative, our disclosure will also be quantitative.

The threshold, target, and maximum levels of achievement of each performance measure, if applicable.

The intended relationship between the level of achievement of corporate and individual performance and the amount of bonus to be awarded.

The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance applicable to them.

Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

Form 10-Q for the Quarter Ended March 31, 2010

Item 1A.  Risk Factors

5.
We note that you have not discussed the potential consequences of the recently enacted healthcare legislation in either MD&A or a risk factor.  Please tell us why you have determined that such disclosure is not necessary.  Alternatively, please provide an analysis of the impact of health care reform laws on your business and any associated risks.

Response:

We have reviewed the new healthcare legislation and have determined that it does not represent a material risk to our business.  Therefore, we have not disclosed this legislation as a risk factor or discussed it within the MD&A of our Quarterly Report on Form 10-Q for the period ended March 31, 2010.  We do not believe the passing of the “Patient Protection and Affordable Care Act” (H.R. 3590, P.L. 111-148) and the “Health Care and Education Reconciliation Act” (H.R. 4872, P.L. 111-152), collectively referred to as the “Healthcare Reform Law,” will have a material adverse effect on Akorn’s sales and profitability.  Several changes will have a direct impact on pharmaceutical manufacturers, including:  higher Medicaid rebates, annual fees on the manufacture and importation of branded prescription drugs, additional discounts for branded prescription drugs filled under the Medicare Part D coverage gap, and the granting of a 12 year exclusivity period for branded biological drugs before a biosimilar generic can be approved.  Akorn is primarily a manufacturer and marketer of generic drugs and strategically has not pursued the development of biosimilar drugs.  As a result, we expect three of the four items impacting pharmaceutical companies will have little impact on Akorn.  Akorn will [incur] additional Medicaid rebates, but we anticipate the additional rebates will be immaterial.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

●	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal security laws of the United States.

Please do not hesitate to contact the undersigned at (847) 279-6104 if you have any questions or comments regarding the foregoing responses.

Very truly yours,

/s/ JOSEPH P. BONACCORSI
Joseph P. Bonaccorsi
Senior Vice President & General Counsel
Akorn, Inc.